UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 9)

Under the Securities Exchange Act of 1934

NCI Building Systems, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

628852204

(CUSIP Number)

Clayton, Dubilier & Rice Fund VIII, L.P.

c/o Clayton, Dubilier & Rice, LLC

Attention: Theresa A. Gore

375 Park Ave, New York NY 10152

(212) 407-5227

Copy to:

Steven J. Slutzky

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

(212) 909 6000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

May 14, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	628852204

1	NAMES OF REPORTING PERSONS Clayton, Dubilier & Rice Fund VIII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK I0046 DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		54,001,628 (see Item 5)(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

54,001,628 (see Item 5)(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

54,001,628 (see Item 5)(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

72.2%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

(1)

Clayton, Dubilier & Rice Fund VIII, L.P. (“Fund VIII”) holds 54,001,628 shares of common stock, par value $0.01 per share (“Common Stock” and shares thereof, the “Common Shares”), of NCI Building Systems, Inc., a Delaware corporation (the “Company” or the “Issuer”). On May 14, 2013, Fund VIII delivered a Notice of Conversion of Preferred Stock to the Issuer, exercising the right to convert (i) 338,439.8334 shares of the Issuer’s Series B Cumulative Convertible Participating Preferred Stock (the “Preferred Stock”) and (ii) an undeclared and unpaid dividend of $5,766,549.04 accrued in 2009 with respect to the Preferred Stock, into 54,001,628 shares of Common Stock (the “Conversion”). Fund VIII’s voting percentage is 72.2%, calculated based on 20,699,203 shares of Common Stock outstanding as of March 1, 2013, as reported in the Issuer’s Form 10-Q for the period ended January 27, 2013, plus an aggregate of 54,136,817 shares of Common Stock issued to Fund VIII and CD&R Friends & Family Fund VIII, L.P. (“F&F Fund VIII”) as a result of the Conversion.

(2)

This percentage is calculated based on 20,699,203 shares of Common Stock outstanding as of March 1, 2013, as reported in the Issuer’s Form 10-Q for the period ended January 27, 2013, plus an aggregate of 54,136,817 shares of Common Stock issued to Fund VIII and F&F Fund VIII as a result of the Conversion.

CUSIP No.	628852204

1	NAMES OF REPORTING PERSONS CD&R Friends & Family Fund VIII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		135,189 (see Item 5)(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

135,189 (see Item 5)(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

135,189 (see Item 5)(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.2%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

(1)

F&F Fund VIII holds 135,189 shares of Common Stock of the Issuer. On May 14, 2013, F&F Fund VIII delivered a Notice of Conversion of Preferred Stock to the Issuer, exercising the right to convert (i) 853.6370 shares of the Issuer’s Preferred Stock and (ii) an undeclared and unpaid dividend of $8,061.48 accrued in 2009 with respect to the Preferred Stock, into 135,189 shares of Common Stock. F&F Fund VIII’s voting percentage is 0.2%, calculated based on 20,699,203 shares of Common Stock outstanding as of March 1, 2013, as reported in the Issuer’s Form 10-Q for the period ended January 27, 2013, plus an aggregate of 54,136,817 shares of Common Stock issued to Fund VIII and F&F Fund VIII as a result of the Conversion.

(2)

This percentage is calculated based on 20,699,203 shares of Common Stock outstanding as of March 1, 2013, as reported in the Issuer’s Form 10-Q for the period ended January 27, 2013, plus an aggregate of 54,136,817 shares of Common Stock issued to Fund VIII and F&F Fund VIII as a result of the Conversion.

CUSIP No.	628852204

1	NAMES OF REPORTING PERSONS CD&R Associates VIII, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		54,136,817 (see Item 5)(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

54,136,817 (see Item 5)(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

54,136,817 (see Item 5)(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

72.3%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

(1)

CD&R Associates VIII, Ltd. may be deemed to beneficially own Common Shares of the Issuer because it is the general partner of Fund VIII and F&F Fund VIII (the “CD&R Funds”). The CD&R Funds hold 54,136,817 shares of Common Stock. The CD&R Funds’ voting percentage is 72.3%, calculated based on 20,699,203 shares of Common Stock outstanding as of March 1, 2013, as reported in the Issuer’s Form 10-Q for the period ended January 27, 2013, plus an aggregate of 54,136,817 shares of Common Stock issued to Fund VIII and F&F Fund VIII as a result of the Conversion.

(2)

This percentage is calculated based on 20,699,203 shares of Common Stock outstanding as of March 1, 2013, as reported in the Issuer’s Form 10-Q for the period ended January 27, 2013, plus an aggregate of 54,136,817 shares of Common Stock issued to Fund VIII and F&F Fund VIII as a result of the Conversion.

CUSIP No.	628852204

1	NAMES OF REPORTING PERSONS CD&R Associates VIII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		54,136,817 (see Item 5)(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

54,136,817 (see Item 5)(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

54,136,817 (see Item 5)(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

72.3%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

(1)

CD&R Associates VIII, L.P. may be deemed to beneficially own Common Shares of the Issuer because it is the sole shareholder of CD&R Associates VIII, Ltd., the general partner of the CD&R Funds. The CD&R Funds hold 54,136,817 shares of Common Stock. The CD&R Funds’ voting percentage is 72.3%, calculated based on 20,699,203 shares of Common Stock outstanding as of March 1, 2013, as reported in the Issuer’s Form 10-Q for the period ended January 27, 2013, plus an aggregate of 54,136,817 shares of Common Stock issued to Fund VIII and F&F Fund VIII as a result of the Conversion.

(2)

This percentage is calculated based on 20,699,203 shares of Common Stock outstanding as of March 1, 2013, as reported in the Issuer’s Form 10-Q for the period ended January 27, 2013, plus an aggregate of 54,136,817 shares of Common Stock issued to Fund VIII and F&F Fund VIII as a result of the Conversion.

CUSIP No.	628852204

1	NAMES OF REPORTING PERSONS CD&R Investment Associates VIII, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		54,136,817 (see Item 5)(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

54,136,817 (see Item 5)(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

54,136,817 (see Item 5)(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

72.3%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

(1)

CD&R Investment Associates VIII, Ltd. may be deemed to beneficially own Common Shares of the Issuer because it is the general partner of CD&R Associates VIII, L.P., which is the sole shareholder of CD&R Associates VIII, Ltd., the general partner of the CD&R Funds. The CD&R Funds hold 54,136,817 shares of Common Stock. The CD&R Funds’ voting percentage is 72.3%, calculated based 20,699,203 shares of Common Stock outstanding as of March 1, 2013, as reported in the Issuer’s Form 10-Q for the period ended January 27, 2013, plus an aggregate of 54,136,817 shares of Common Stock issued to Fund VIII and F&F Fund VIII as a result of the Conversion.

(2)

This percentage is calculated based on 20,699,203 shares of Common Stock outstanding as of March 1, 2013, as reported in the Issuer’s Form 10-Q for the period ended January 27, 2013, plus an aggregate of 54,136,817 shares of Common Stock issued to Fund VIII and F&F Fund VIII as a result of the Conversion.

Item 3. Source and Amount of Funds or Other Consideration.

This Amendment No. 9 to Schedule 13D (this “Amendment No. 9”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on October 30, 2009 (the “Initial Statement”), as amended prior to the date hereof (as so amended, the “Statement”) as follows:

Effective May 14, 2013, the CD&R Funds converted (i) 339,293.4704 shares of the Preferred Stock and (ii) an undeclared and unpaid dividend of $5,774,610.52 accrued in 2009 with respect to the Preferred Stock, into an aggregate 54,136,817 shares of Common Stock. Pursuant to the terms and conditions of the Preferred Stock, no additional consideration was paid upon such conversion.

Item 4. Purposes of the Transaction.

Item 4 is hereby amended and supplemented by adding the following:

The CD&R Funds are parties to a Stockholders Agreement, dated as of October 20, 2009, with the Issuer. A copy of the Stockholders Agreement has been filed as Exhibit 4 to the Initial Statement, filed on October 30, 2009 and incorporated herein by reference. Among other things, the Stockholders Agreement provides that the CD&R Funds shall have the right, from time to time, to sell shares of Common Stock via a shelf registration statement filed by the Issuer. On February 5, 2013, the Issuer filed a shelf registration statement on Form S-3 registering the shares of Common Stock issuable to the CD&R Funds upon conversion of the Preferred Stock held by the CD&R Funds, which registration statement became effective on March 28, 2013 (the "Shelf Registration Statement"). The CD&R Funds reserve the right, subject to the Stockholders Agreement, to take such actions with respect to the investments of the CD&R Funds in the Common Stock as deemed appropriate in light of existing circumstances from time to time and reserve the right to (i) acquire or dispose of securities of the Issuer, including, from time to time, through dispositions registered pursuant to the Shelf Registration Statement or in privately negotiated transactions, (ii) to enter into hedging relationships with respect to such securities, or (iii) to formulate other purposes, plans or proposals in the future depending on market conditions and/or other factors.

Item 5. Interest in the Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

As reported in the Issuer’s Form 8-K, as filed with the Securities and Exchange Commission on May 14, 2013, the CD&R Funds converted all of their shares of Preferred Stock, and an undeclared and unpaid dividend accrued in 2009 with respect to the Preferred Stock, into shares of Common Stock.

As a result, Fund VIII owns 54,001,628 shares of Common Stock, representing 72.2% of the Issuer’s total Common Stock outstanding. F&F Fund VIII owns 135,189 shares of Common Stock, representing 0.2% of the Issuer’s total Common Stock outstanding.

CD&R Associates VIII, Ltd. may be deemed to beneficially own 54,136,817 shares of Common Stock, representing 72.3% of the Issuer’s total Common Stock outstanding.

Amounts set forth in this Amendment No. 9 do not include certain shares of Common Stock or options to purchase shares of Common Stock issued to Clayton, Dubilier & Rice, LLC (“CD&R, LLC”), as assignee of director compensation payable to certain members of the Issuer’s board of directors who are affiliated with the CD&R Funds.

CD&R Investment Associates VIII, Ltd. is managed by a two-person board of directors. Donald J. Gogel and Kevin J. Conway, as the directors of CD&R Investment Associates VIII, Ltd., may be deemed to share beneficial ownership of the shares of Common Stock shown as beneficially owned by each of the CD&R Funds. Such persons expressly disclaim such beneficial ownership. Investment and voting decisions with respect to shares held by each of the CD&R Funds are made by an investment committee of limited partners of CD&R Associates VIII, L.P., currently consisting of the following individuals (the “Investment Committee”): Michael G. Babiarz, Manvinder Singh Banga, James G. Berges, Kevin J. Conway, Thomas C. Franco, Kenneth A. Giuriceo, Donald J. Gogel, Theresa A. Gore, Marco Herbst, George K. Jaquette, Sarah Kim, Manfred Kindle, John Krenicki, Jr., Gregory Lai, Edward M. Liddy, John Malfettone, David A. Novak, Paul S. Pressler, Roberto Quarta, Eric Rahe, Christian P. Rochat, Eric Rouzier, Richard J. Schnall, Stephen Shapiro, Nathan K. Sleeper, Christian Storch, Derek L. Strum, Sonja Terraneo, Robert C. Volpe, David H. Wasserman and Jonathan L. Zrebiec. All members of the Investment Committee disclaim beneficial ownership of the shares shown as beneficially owned by the CD&R Funds.

Each of CD&R Associates VIII, L.P., CD&R Associates VIII, Ltd. and CD&R Investment Associates VIII, Ltd. expressly disclaims beneficial ownership of the shares held by the CD&R Funds and by CD&R, LLC and of stock options held by CD&R, LLC as assignee of director compensation payable to certain of the Issuer’s directors. The CD&R Funds expressly disclaim beneficial ownership of the shares of Common Stock held by CD&R, LLC and of the stock options held by CD&R, LLC. CD&R, LLC expressly disclaims beneficial ownership of the shares of Common Stock held by the CD&R Funds.

Item 7. Material to be filed as exhibits.

Item 7 is hereby amended and supplemented by adding the following:

Exhibit
Number	Description of Exhibit
1.	Joint Filing Agreement, dated as of May 20, 2013 by and between Clayton, Dubilier & Rice Fund VIII, L.P., CD&R Friends & Family Fund VIII, L.P., CD&R Associates VIII, Ltd., CD&R Associates VIII, L.P. and CD&R Investment Associates VIII, Ltd.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date May 20, 2013

CLAYTON, DUBILIER & RICE FUND VIII, L.P.
By:	CD&R Associates VIII, Ltd., its general partner

/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary

CD&R FRIENDS & FAMILY FUND VIII, L.P.
By:	CD&R Associates VIII, Ltd., its general partner

By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary

CD&R ASSOCIATES VIII, LTD.
By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary

CD&R ASSOCIATES VIII, L.P.
By:	CD&R Investment Associates VIII, Ltd., its general partner

By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary

CD&R INVESTMENT ASSOCIATES VIII, LTD.
By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary